UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 21, 2012

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-162219) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The registrant is filing the following opinions of counsel solely for incorporation into its Registration Statement on Form F-3 (File No. 333-162219):

5.1	Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Issuer, with respect to the validity of the Securities under New York law.
5.2	Opinion of Dundas & Wilson CS LLP, Scottish counsel to the Issuer, with respect to the Securities, as to certain matters under Scots law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc (Registrant)

By:	/s/ John Cummins
	Name:	John Cummins
	Title:	Group Treasurer

February 21, 2012

Exhibit 5.1

	New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

February 21, 2012

The Royal Bank of Scotland Group plc
RBS Gogarburn PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

Ladies and Gentlemen:

The Royal Bank of Scotland Group plc, a public limited company incorporated and registered in Scotland (the “Company”), has filed a registration statement on Form F-3, File No. 333-162219 (the “Registration Statement”), for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), the Series A Senior Notes, among other securities (the “Shelf Securities”) to be issued from time to time by the Company.  The Shelf Securities include the notes identified in Annex A attached hereto (the “Notes”).  The Notes have been issued, or are to be issued, pursuant to the Amended and Restated Indenture dated as of September 13, 2011 among the Company and The Bank of New York Mellon, acting through its London Branch (the “Trustee”) and the First Supplemental Indenture dated as of September 13, 2011 between the Company and the Trustee (such Amended and Restated Indenture, as supplemented by the First Supplemental Indenture, the “Indenture”).

We, as your special United States counsel, have examined originals or copies, certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, we advise you that in our opinion the Notes, when executed and authenticated in accordance with the terms of the Indenture and delivered to the purchasers thereof against payment therefor, will be valid and binding obligations of the Issuer entitled to the benefits of the Indenture, enforceable against the Issuer in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York.  Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent investigation, on the opinion of Dundas & Wilson CS LLP, special counsel in Scotland for the Company, dated

The Royal Bank of Scotland Group plc	2	February 21, 2012

February 21, 2012, and our opinion is subject to the qualifications, assumptions and limitations set forth therein.

In rendering the opinion above, we have assumed that the Trustee is validly existing and in good standing under the laws of the jurisdiction of its organization. In addition, we have assumed that the execution, delivery and performance of the Indenture (1) are within the corporate powers of the Trustee, (2) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of the Trustee, (3) require no action by or in respect of, or filing with, any governmental body, agency or official and (4) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon the Company or the Trustee, and that the Indenture has been duly authorized, executed and delivered by the Trustee and that the Indenture is a valid, binding and enforceable agreement of the Trustee.

We hereby consent to the incorporation by reference of this opinion into the Registration Statement referred to above and further consent to the reference to our name under the caption “Validity of the Securities” in the pricing supplement relating to the Notes, which forms a part of the Registration Statement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP

The Royal Bank of Scotland Group plc	3	February 21, 2012

Annex A

Title of Securities	Date of Final Pricing Supplement	Aggregate Offering Amount	CUSIP
Callable Fixed Rate Step-UpNotes due February 21, 2019	February 15, 2012	$55,000,000.00	78011PAB3
Retail Corporate Notes due February 15, 2017	February 15, 2012	$5,438,000.00	78012DAL7

Exhibit 5.2

Our ref	DIC/RBG001.0232
Your ref	-

The Royal Bank of Scotland Group plc RBS Gogarburn PO Box 1000 Edinburgh EH12 1HQ	21 February 2012

Dear Sirs

We have acted as solicitors in Scotland for The Royal Bank of Scotland Group plc (the “Issuer”) in connection with the issuance of the notes identified in Annex A attached hereto (the “Notes”).

The Notes are issued under the shelf registration statement filed with the U.S. Securities and Exchange Commission (the "Registration Statement").

The Notes are issued, or are to be issued, pursuant to the Amended and Restated Indenture, dated as of 13 September 2011 between the Issuer and The Bank of New York Mellon, acting through its London Branch (the “Trustee”); and the First Supplemental Indenture dated as of 13 September 2011 between the Issuer and the Trustee (such Amended and Restated Indenture, as supplemented by the First Supplemental Indenture and as may be further supplemented or amended from time to time, the “Indenture”).

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion, including (A) a Deputy Secretary's Certificate dated 30 November 2011 and a Group Treasurer's Certificate dated 30 November 2011 in respect of the Issuer (together the "Officers' Certificates"), and (B) certificates dated 21 February 2012 certifying that the certifications in the Officers' Certificates remain true complete and accurate (the "Further Certificates").  We have relied on these documents, records, certificates and other instruments (including the Officers' Certificates and the Further Certificates) in respect of the accuracy of the matters stated therein, which we have not independently established.  We also conducted a search against the Issuer in its electronic file maintained at Companies House in Edinburgh on the date hereof, and we have assumed that file is up-to-date.

On the basis of the foregoing, we advise you that, in our opinion, as of the date hereof:

1	the Issuer is duly incorporated and validly existing under the laws of Scotland;

2	the Issuer has the necessary corporate power to create, issue, and sell the Notes; and

3	the issue and sale of the Notes have been duly authorized by all necessary corporate action by the Issuer in conformity with the Indenture.

The foregoing opinion is limited to the laws of Scotland as at the date of this opinion.  We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the State of New York and the laws of the United States of America, and our opinion is subject to such laws, including the matters stated in the opinion of Davis Polk & Wardwell LLP.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Issuer on the date hereof, and further consent to the reference to our name under the caption "Validity of the Notes" in the pricing supplement relating to the Notes, which forms part of the Registration Statement.  In giving these consents, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.  The opinions expressed herein may be relied upon by Davis Polk & Wardwell LLP for the purposes of its opinion dated the date hereof addressed to the Issuer with respect to the subject matter hereof.

This opinion is rendered solely in connection with the issuance of the Notes. This opinion may not be relied upon for any other purpose without our prior written consent.

Yours faithfully

/s/ Donald I. Cumming

For and on behalf of Dundas & Wilson CS LLP

Annex A

Title of Securities	Date of Issue	Aggregate Offering Amount	CUSIP
Callable Fixed Rate Notes due 21 February 2019	21 February 2012 (date of final pricing supplement:– 15 February 2012)	$55,000,000.00	78011PAB3
Retail Corporate Notes due 15 February 2017	21 February 2012 (date of final pricing supplement:– 15 February 2012)	$5,438,000.00	78012DAL7